

July 2, 2014

Via E-mail
Bruce R. Thompson
Chief Financial Officer
Bank of America Corporation
100 North Tryon Street
Charlotte, North Carolina 28255

      Re: **Bank of America Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 25, 2014
              Form 10-Q for the Quarterly Period Ended March 31, 2014
              Filed May 1, 2014
              File No. 001-06523

Dear Thompson:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Executive Summary, page 4

Capital Management, page 5

1.   We note your disclosure that you applied an incorrect adjustment in the determination of regulatory capital related to the treatment of the fair value option adjustment for structured notes assumed in the Merrill Lynch & Co. Inc. acquisition in 2009, resulting in an overstatement of your historical regulatory capital ratios included in prior SEC filings and other regulatory reports. Additionally, on May 27, 2014, you filed an 8-K disclosing that a third party was engaged to perform certain procedures related to your 2014 CCAR resubmission process and controls regarding reporting and calculation of regulatory capital ratios, focusing on the periods ended September 30, 2013 and March 31, 2014,

and that this review resulted in adjustments to your regulatory capital ratios for the period ended September 30, 2013. Lastly, we note that on June 2, 2014, a spokesman for the company noted that you made an error in calculating the volume data you sent to FINRA regarding the equity volume transacted on your alternative trading system. In light of these errors noted in your SEC and other regulatory reporting, please provide us with the following additional information:

- Tell us whether the identification of the regulatory capital ratio error and subsequent adjustments are indicative of the existence of one or more material weaknesses in internal control over financial reporting (ICFR), and, if so, whether any such material weaknesses also would have existed as of December 31, 2013;

- To the extent you identified significant deficiencies in your original assessment of ICFR as of December 31, 2013, tell us the nature of each, including the impacted component(s) of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework, and how you evaluated their severity individually and in the aggregate, including in aggregation with any deficiencies identified upon discovery of the above regulatory capital ratio errors, if applicable; and

- Upon discovery of the error related to alternative trading system volume in your regulatory reporting to FINRA, tell us the extent to which there may be common root causes to the errors in your regulatory capital ratio reporting that are relevant to the evaluation of the nature and severity of any deficiencies in ICFR (especially the control environment, risk assessment, or monitoring components of COSO).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie at (202) 551-3714 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Senior Assistant Chief Accountant